            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549

                              FORM 11-K

        FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND
                SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

x        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
         EXCHANGE ACT OF 1934

         For the fiscal year ended  December 31, 1994

                      or

x TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from           to

         Commission file number           1-5851


                  Rhone-Poulenc Rorer Employee Savings Plan
                         (Full title of plan)


                          RHONE-POULENC RORER INC.
            (Name of issuer of securities held pursuant to the plan)

                           500 Arcola Road
                   Collegeville,  Pennsylvania               19426
              (Address of principal executive offices)      (Zip code)

                     Registrant's telephone number,
                 including area code:  (610) 454-8000

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 27, 1995             RHONE-POULENC RORER EMPLOYEE
                                 SAVINGS PLAN


                                  By:   /s/   David Brandies
                                              David Brandies, for the
                                              Employee Savings Plan
                                              Committee, Administrator

Financial Statements and Exhibits

                                    ANNUAL REPORT OF THE

                        RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN




                           for the year ended December 31, 1994

                      RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                              ANNUAL REPORT ON FORM 11-K
                        For the year ended December 31, 1994


                                                                      Page No.*

(a)        Financial Statements:

           Report of Independent Accountants	                             2

           Statements of Net Assets Available for Benefits at
                 December 31, 1994 and 1993                                 3

           Statements of Changes in Net Assets Available for Benefits
                 for the years ended December 31, 1994 and 1993             4

           Notes to Financial Statements                                    5-13

           Supplemental Schedules:

           Schedule of Assets Held for Investment Purposes
                  at December 31, 1994	                                    14

           Schedule of Assets Both Acquired and Disposed of
                  Within the Plan Year                                     15

           Schedule of Reportable Transactions                             16-17

     * Refers to page number in the 1994 Annual Report of the Rhone-Poulenc Rorer Employee Savings Plan.

(b)        Exhibits:

           (1)      Consent of Independent Accountants

                      RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

                     INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                       Page No.



Report of Independent Accountants                                          2


Financial Statements:


           Statements of Net Assets Available for Benefits at
               December 31, 1994 and 1993                                  3

           Statements of Changes in Net Assets Available for Benefits
               for the years ended December 31, 1994 and 1993              4

           Notes to Financial Statements                                   5-13

           Supplemental Schedules:

           Schedule of Assets Held for Investment Purposes
               at December 31, 1994                                        14

           Schedule of Assets Both Acquired and Disposed of
               Within the Plan Year                                        15

           Schedule of Reportable Transactions                             16-17

Report of Independent Accountants


To the Employee Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Rhone-Poulenc Rorer Employee Savings Plan ("the Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for each of the two years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          /s/   COOPERS & LYBRAND L.L.P.
                                                COOPERS & LYBRAND L.L.P.


Philadelphia, Pennsylvania
June 9, 1995

                        RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                      STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                              at December 31, 1994 and 1993


                                              1994                1993
                                        ------------          ------------
ASSETS

Investments                             $178,507,350          $157,779,168

Cash                                         733,648               429,602

Receivable from Rhone-Poulenc Rorer Inc.:
     Employer contributions                  559,709               623,664
     Employee contributions                1,156,910             1,343,580
     Dividends                               646,383                    --
                                        ------------          ------------
                                           2,363,002             1,967,244

Loans to participants                      7,063,127             6,609,435
                                        ------------          ------------
Total assets                             188,667,127           166,785,449
                                        ------------          ------------
LIABILITIES                                       --                    --
                                        ------------          ------------
NET ASSETS AVAILABLE FOR BENEFITS       $188,667,127          $166,785,449
                                        ============          ============


                                See accompanying notes to financial statements.

                            RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                    STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          for the years ended December 31, 1994 and 1993

                                                      1994              1993
                                                  ------------     ------------
ADDITIONS
Contributions:
     Employer                                      $ 7,377,891      $ 6,188,047
     Employee                                       15,379,175       15,096,447
Investment income:
     Interest income                                 7,111,337        6,929,739
     Dividend Income                                 3,411,001        2,723,853

Net depreciation                                    (2,726,520)      (8,533,639)
                                                   ------------     ------------
Total additions                                     30,552,884       22,404,447
                                                  ------------     ------------
DEDUCTIONS
Withdrawals and terminations                         8,671,206        6,491,627
                                                  ------------     ------------
NET INCREASE                                        21,881,678       15,912,820

NET ASSETS AVAILABLE FOR BENEFITS:

          Beginning of year                        166,785,449      150,872,629
                                                  ------------     ------------
          End of year                             $188,667,127     $166,785,449
                                                  ============     ============



                             See accompanying notes to financial statements.

                          RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN

                                NOTES TO FINANCIAL STATEMENTS



1.    Summary of Significant Plan Provisions

Plan Description

The Rhone-Poulenc Rorer Employee Savings Plan ("the Plan") is a voluntary, defined contribution Section 401(k) plan for salaried and hourly employees of Rhone-Poulenc Rorer Inc. ("the Company") and its U.S. subsidiaries.

Trustee and Recordkeeper

American Express Trust (formerly IDS Bank and Trust) is Plan recordkeeper and trustee.

Eligibility

Employees are eligible to join the Plan following the completion of three months of service (full-time employees) or one year of service (part-time employees). As of December 31, 1994 there were 5,559 participants in the plan.

Contributions

All participant contributions are made on a before-tax basis. Each participant may invest from 1 percent to 6 percent of annual basic compensation (to a maximum of $6,000) as a basic contribution. In addition, each participant may make an additional supplemental contribution, subject to certain limitations. The total of the basic and supplemental contributions can not exceed IRS limitations for each Plan year. For the 1995 and 1994 Plan years, the total of such contributions can not exceed $9,240. If a participant's annual contributions exceed the dollar limitation set by the IRS thereby requiring a distribution of such excess contributions, the participant will forfeit any employer contributions related to the distribution amount. Amounts forfeited will be used to reduce future employer contributions.

Employee rollover contributions from other qualified retirement plans are permitted; such contributions are subject to the conditions and procedures set forth in the Plan.

For the first eight months of 1993, the Company generally matched participants' basic contributions in accordance with the following schedule:

Percent of Basic Contribution   	Company Contribution Percentage
- -----------------------------       -------------------------------
            1st 1%                                    100%
            2nd 1%                                     75%
            3rd 1%                                     50%
      4th through 6th 1%                               25%

Effective September 1, 1993, the Company increased the basic matching contribution for the majority of plan participants to the following:

Percent of Basic Contribution    		Company Contribution Percentage
- -----------------------------        -------------------------------
            1st 1%                                    100%
            2nd 1%                                     90%
            3rd 1%                                     80%
     4th through 6th 1%                                50%

Also effective September 1, 1993, the Company may make a contribution of $100 to the account of each new participant in the year the employee joins the Plan ("incentive contributions"). Such contributions totaled $11,600 in 1994 and $20,000 in 1993. Additional amounts may be contributed at the option of the Company's Savings Plan Committee; however, total Company contributions may not exceed $3,000 per participant during a Plan year. Except for incentive contributions, no additional Company contributions were made in 1994 or 1993.

Employer contributions may be made in shares of the Company's common stock or in cash which is then used to purchase Rhone-Poulenc Rorer Inc. common stock.

Vesting

All participants are fully vested at all times in all amounts held in their accounts.

Investment Options

Prior to January 1, 1993, participants could elect to invest contributions in the Interest Accumulation Account, the Equity Index Account, shares of Rhone-Poulenc Rorer Inc. Common Stock or Rhone-Poulenc S.A. ("RP") Contingent Value Rights ("CVRs"). Effective January 1, 1993, investment options were expanded to include the following vehicles: IDS Discovery Fund, Inc.; IDS Federal Income Fund, Inc.; IDS International Fund, Inc.; IDS Managed Retirement Fund, Inc.; IDS Mutual, Inc.; IDS New Dimensions Fund, Inc.; and IDS Trust Collective Equity Index II Account. The RP CVRs expired in July 1993 and the IDS Trust Collective Equity Index II Account was replaced by the American Express Trust Equity Index Fund I in February 1994. Participants may choose any combination of available investment vehicles in increments of one percent of their contribution.

All employer contributions are made to the Rhone-Poulenc Rorer Inc. Common Stock Account. A participant may not elect to transfer the employer contribution from common stock to another investment medium until the participant has reached age 55.

Withdrawals/Distributions

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, he (or in the case of death, his beneficiary) is entitled to the full amount of his accounts as valued on the applicable valuation date. In the event of a participant's death, distribution of his account will be made as soon as administratively practicable. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account are typically made in a single payment; however, effective October 1992, distributions for reasons other than death may be made under a continuous withdrawal method at the discretion of the Savings Plan Committee. Deferrals of distributions can not be made past the age of 70 1/2.

While employed, a participant may make certain withdrawals upon 30 days' written notice of (1) his basic and supplemental contributions made prior to

July 1, 1984, with the limitation of one such withdrawal in any Plan year, (2) the earnings on the pre-July 1, 1984 basic and supplemental contributions and rollover contributions, (3) employer contributions which are not invested in the Common Stock Account and which have been held in such accounts for at least two years, and (4) post-June 30, 1984 basic and supplemental contributions for the reason of financial hardship, as defined in the Plan. Hardship withdrawals must be approved by the Savings Plan Administrator. At the age of 59 1/2, the participant may withdraw any portion of his basic and supplemental contribution amounts.

Before-tax contributions, Company matching and supplemental contributions, and all investment earnings are fully taxable upon distribution to the participant. Special lump-sum distribution rules apply for full Plan withdrawals made after age 59 1/2. A ten percent surtax, as well as a twenty percent mandatory withholding, is applicable to taxable withdrawals and distributions prior to age 59 1/2, subject to certain exceptions, including distributions due to death or permanent disability.

Loan Provisions

Any participant who is an employee may apply for a loan provided the request does not exceed 50% of his vested account value not to exceed $50,000 outstanding. Company matching contributions can not be liquidated to provide any portion of the loan principal. Only one loan may be made every 365 days, and all loans are subject to approval by the Savings Plan Administrator. Loan terms are generally limited to five years with no penalty for early repayment. Interest rates are determined by the Savings Plan Committee in accordance with prevailing market rates on similar types of loans. Interest paid by the participant is credited to the participant's account. Administrative expenses associated with loans are paid by the Company.

When a participant receives a distribution from the Plan, any outstanding loan balance (plus accrued interest) will be deducted from the amount of the distribution. A participant may make arrangements to continue loan repayments beyond when he becomes entitled to a distribution as long as his remaining interest in the Plan exceeds his outstanding loan balance.

Plan Expenses

Brokerage commissions in connection with the Plan's purchase or sale of securities are added to the cost of the securities or deducted from the proceeds thereof, as the case may be. All other costs and expenses incurred in the administration of the Plan (i.e., trustee and recordkeeper fees) are currently paid by the Company.

Termination of the Plan

The Company's Board of Directors may amend or suspend the Plan from time to time and may terminate the Plan at any time (although there is no present intent to do so) provided, however, that no such action may cause the participants' employee and Company contribution accounts to be used for purposes other than the exclusive benefit of the participants and their beneficiaries. If the Plan is terminated with respect to all participants or a group of participants, all such participants' accounts shall become fully vested and all accounts of participants shall be distributed as soon as administratively possible.

Certain prior year items have been reclassified to conform to current classifications.

2.    Summary of Significant Accounting Policies

Investments

The Interest Accumulation Account is stated at contract value, cost plus interest income earned on an accrual basis, which approximates fair value.
The Rhone-Poulenc Rorer Inc. Common Stock Account and the Contingent Value Rights Account are stated at the fair market value of the Rhone-Poulenc Rorer Inc. common stock and the RP CVRs included in the respective accounts. All of the IDS Funds are stated at the fair market value of the particular fund.

Concentration of Credit Risk

The Plan has invested substantially all its assets in investment accounts with four insurance companies, in IDS Bank and Trust Company funds and in Rhone-Poulenc Rorer Inc. common stock. Funds invested are subject to certain risks, which could result in losses to the Plan in the event of non-performance.

In general, unless otherwise noted, no single common stock issue represents more than 4% of the total assets of a particular IDS fund at December 31, 1994, the IDS Federal Income Fund, Inc. holds approximately 60% (1993: 70%) of its total assets in the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation with the remaining 40% (1993: 30%) held in various other U.S. Government securities, primarily U.S. Treasury Bills. The IDS International Fund, Inc. holds various securities of companies located in Japan, United Kingdom and France which comprised 25%, 14% and 7%, respectively, of the total fund balance at December 31, 1994 (1993: 28%, 14% and 7%, respectively).

The Plan requires no collateral to support such investments. The nature of the investments is discussed more fully in Note 3.

Contributions

Contributions from employees are deposited as soon as practicable but no more than thirty days after the end of the calendar month in which Rhone-Poulenc Rorer Inc. and its participating subsidiaries make payroll deductions from plan participants. Contributions from the employees and the Company are recorded in the same period as the corresponding payroll deductions.

Net (Depreciation) Appreciation

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net (depreciation) appreciation in the fair value of its investments which consists of the realized losses or gains and unrealized (depreciation) appreciation on those investments.


3.    Significant Aspects of Investment Options

IDS Discovery Fund, Inc.

The IDS Discovery Fund, Inc. is a diversified mutual fund that invests primarily in common stocks of small and medium size growth companies, many of which specialize in technological innovation. Total units and unit values invested in the fund at December 31, 1994 and 1993 were 260,276 at $11.104 per unit and 226,757 at $12.064 per unit, respectively. There were 1,008 participants in the fund at December 31, 1994 (1993: 858).

IDS Federal Income Fund, Inc.

The IDS Federal Income Fund, Inc. invests primarily in U.S. government and government agency securities. Total units and unit values invested in the fund at December 31, 1994 and 1993 were 174,199 at $4.775 per units and 173,216 at $5.064 per unit, respectively. There were 385 participants in the fund at December 31, 1994 (1993: 368).

IDS International Fund, Inc.

The IDS International Fund, Inc. is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of foreign issuers. Total units and unit values invested in the fund at December 31, 1994 and 1993 were 462,314 at $9.465 per unit and 221,380 at $10.349 per unit, respectively. There were 1,090 participants in the fund at December 31, 1994 (1993: 598).

IDS Managed Retirement Fund, Inc.

The IDS Managed Retirement Fund, Inc. is a diversified mutual fund that invests in common and preferred stocks, convertible securities, debt securities and money market instruments. The investments are both U.S. and foreign. Total units and unit values invested in the fund at December 31, 1994 and 1993 were 617,573 at $10.345 per unit and 432,723 at $11.826 per unit, respectively. There were 1,286 participants in the fund at December 31, 1994 (1993: 1,022).

IDS Mutual, Inc.

The IDS Mutual, Inc. is a diversified mutual fund that invests in common stocks and senior securities (preferred stock and debt securities) issued by U.S. and foreign companies as well as convertible securities and money market instruments. Total units and unit values invested in the fund at December 31, 1994 and 1993 were 402,014 at $11.021 per unit and 354,595 at $12.463 per unit, respectively. There were 1,184 participants in the fund at December 31, 1994 (1993: 1,052).

IDS New Dimensions Fund, Inc.

The IDS New Dimensions Fund, Inc. is a diversified mutual fund that invests primarily in common stocks and securities convertible into common stocks of U.S. and foreign companies. Total units and unit values invested in the fund at December 31, 1994 and 1993 were 540,153 at $13.289 per unit and 430,548 at
$14.340 per unit, respectively. There were 1,718 participants in the fund at December 31, 1994 (1993: 1,432).

IDS Trust Collective Equity Index II Account/American Express Trust Equity Index Fund I Account

The IDS Trust Collective Equity Index II Account ("Equity Index II Account") was a fund of common stocks designed to closely match the total investment performance of the Standard and Poor's 500 Composite Stock Index. In February 1994, the Equity Index II Account was replaced by the American Express Trust Equity Index Fund I Account ("AMEX Equity Index Account"). The investment objectives and account portfolio of the AMEX Equity Index Account are essentially the same as the former investment vehicle. The account portfolio contains all common stock issues represented in the Standard and Poor's Index except for stock of American Express. No single common stock issue can exceed 10% of the account portfolio at the time of purchase. The AMEX Equity Index Account is passively maintained; transactions occur only for the purpose of investing new contributions, funding withdrawals, or adjusting to changes made in the composition of stocks included in the Standard and Poor's index.

Total units and unit values invested in the Equity Index II Account at December 31, 1993 were 1,629,156 at $11.489 per unit. There were 2,192 participants in the Equity Index II Account at December 31, 1993. There were 1,437,629 units at $12.169 per unit invested in the AMEX Equity Index Account at December 31, 1994 and 2,002 participants.

Interest Accumulation Account

The Interest Accumulation Account is a pool of interest-bearing contracts, the principal and interest of which are guaranteed by the issuing companies. Issuing companies of contracts in the account at December 31, 1994 were Aetna Life Insurance Company, John Hancock Mutual Life Insurance Company, The Prudential Insurance Company of America, and New York Life Insurance Company which was added to the pool effective January 27, 1994. The interest rate on funds on deposit in the Interest Accumulation Account ranged from 5.53 percent to 9.05 percent in 1994 and from 5.56 percent to 9.05 percent in 1993. There were 4,241 participants in the account at December 31, 1994 (1993: 4,392).

Rhone-Poulenc Rorer Inc. Common Stock Account

This account consists of Rhone-Poulenc Rorer Inc. common stock acquired at the prevailing market price and temporary investments held by the trustee. Total shares held in the account as of December 31, 1994 and 1993 were 1,282,833 and 1,032,658, respectively. Share value at the end of each year was $36.50 per share. There were 5,547 participants in the Rhone-Poulenc Rorer Inc. Common Stock Account at December 31, 1994 (1993: 5,640).

Rhone-Poulenc S.A. Contingent Value Rights Account

This account held the Rhone-Poulenc S.A. CVRs either received by the Plan during 1990 as a result of the transaction between RP and Rorer or subsequently acquired. The CVRs provided for payment in 1993 by RP to the holder of the CVRs of an amount contingent upon the price of the Company's common stock, subject to certain limitations and conditions. The CVRs matured in July 1993 and pursuant to their terms, RP paid CVR holders for each CVR the sum of $.12, representing the difference between the average market value of RPR common shares for a 90-day period prior to maturity ($49.01) and the CVR Target Price of $49.13. All proceeds from the matured CVRs were transferred into the Interest Accumulation Account. Total CVRs held in the account were 167,238 valued at $.09 per right at July 31, 1993. There were 1,719 participants in the Contingent Value Rights Account at July 31, 1993.


4.    Tax status

The Company obtained a determination letter from the Internal Revenue Service in May 1995 stating that the Plan, as amended and restated effective January 1, 1992, qualifies under Section 401(a) of the Internal Revenue Code and is therefore exempt from income taxes thereunder.

5.	Net assets available for benefits by account at December 31, 1994 and 1993 were as follows:

                                                                         DECEMBER 31, 1994



                                 IDS        IDS FEDERAL         IDS         IDS MANAGED
                              DISCOVERY       INCOME       INTERNATIONAL     RETIREMENT    IDS MUTUAL
                             FUND, INC.     FUND, INC.      FUND, INC.      FUND, INC.     FUND, INC.
                            ------------   -----------      -----------     -----------   -----------
ASSETS
Investments                 $2,890,101      $831,800        $4,375,798      $6,388,793    $4,430,597

Cash                               109            31               164             240           166

Receivables:
     Employer contributions         --            --                --              --            --
     Employee contributions     57,163        17,809             71,719          97,161       75,952
     Dividends                   6,525            --            303,343              --           --
     Loans to participants          --            --                 --              --           --
                            ----------       --------        ----------       ----------  ----------
Total assets                $2,953,898       $849,640        $4,751,024       $6,486,194  $4,506,715
                            ----------       --------        ----------       ----------  ----------
LIABILITIES                         --             --                --               --          --
                            ----------       --------        ----------       ----------  ----------
NET ASSETS AVAILABLE
FOR BENEFITS                $2,953,898       $849,640        $4,751,024       $6,486,194  $4,506,715
                            ==========       ========        ==========       ==========  ==========
                                                    RHONE-POULENC   PARTICIPANTS'
  IDS NEW        AMERICAN            INTEREST         RORER INC.     PROMISSORY
 DIMENSIONS    EXPRESS TRUST       ACCUMULATION     COMMON STOCK        NOTES        COMBINED
 FUND, INC.   EQUITY INDEX FUND I      ACCOUNT          ACCOUNT         ACCOUNT      ACCOUNTS
- -----------       -----------      ------------    ------------     -----------   ------------
$7,178,093        $17,494,513      $88,094,250     $46,823,405      $       --    $178,507,350

       270                657          431,833         300,178              --         733,648

        --                 --               --         559,709               --        559,709
   133,361            104,475          406,635         192,635               --      1,156,910
   336,515                 --               --              --               --        646,383
        --                 --               --              --         7,063,127     7,063,127
- ----------        -----------      -----------     -----------        ----------  ------------
$7,648,239        $17,599,645      $88,932,718     $47,875,927        $7,063,127  $188,667,127
- ----------        -----------      -----------     -----------        ----------  ------------
        --                 --               --              --                --            --
- ----------        -----------      -----------     -----------        ----------  ------------

$7,648,239        $17,599,645      $88,932,718     $47,875,927        $7,063,127  $188,667,127
==========        ===========      ===========     ===========        ==========  ============

                                           DECEMBER 31, 1993
                                     IDS       IDS FEDERAL        IDS         IDS MANAGED
                                  DISCOVERY       INCOME      INTERNATIONAL    RETIREMENT    IDS MUTUAL
                                 FUND, INC.    FUND, INC.      FUND, INC.      FUND, INC.    FUND, INC.
                                ----------     --------      ----------      ----------     ----------
ASSETS
Investments                     $2,735,598     $877,163      $2,291,062      $5,117,380     $4,419,318

Cash                                   233           75             197             436            377

Receivables:
      Employer contributions            --            --             --              --             --
      Employee contributions         63,626       22,734         49,311          96,725         86,031
      Loans to participants              --           --             --              --             --
                                 ----------     --------     ----------      ----------     ----------
Total assets                     $2,799,457     $899,972     $2,340,570      $5,214,541     $4,505,726
                                 ----------     --------     ----------      ----------     ----------
LIABILITIES                             --            --             --              --             --
                                 ----------     --------     ----------      ----------     ----------
  NET ASSETS AVAILABLE
  FOR BENEFITS                   $2,799,457     $899,972     $2,340,570      $5,214,541     $4,505,726
                                 ==========     ========     ==========      ==========     ==========

                                                    RHONE-POULENC    PARTICIPANTS'
   IDS NEW          IDS TRUST        INTEREST        RORER INC.      PROMISSORY
 DIMENSIONS        COLLECTIVE      ACCUMULATION     COMMON STOCK        NOTES           COMBINED
  FUND, INC.     EQUITY INDEX II    ACCOUNT            ACCOUNT         ACCOUNT           ACCOUNTS
- ------------       -----------     -----------       -----------        -----------    ------------
  $6,174,058       $18,717,374     $79,755,198       $37,692,017        $        --    $157,779,168

         524             1,587         203,827           222,346              --            429,602


          --                --              --           623,664               --           623,664
     133,112           129,203         507,934           254,904               --         1,343,580
          --                --              --                --         6,609,435        6,609,435
- ------------       -----------     -----------       -----------        ----------     ------------
  $6,307,694       $18,848,164     $80,466,959       $38,792,931        $6,609,435     $166,785,449
- ------------       -----------     -----------       -----------        ----------     ------------
          --               --               --                --               --               --
- ------------       -----------     -----------       -----------        ----------     ------------

  $6,307,694       $18,848,164     $80,466,959       $38,792,931        $6,609,435     $166,785,449
============       ===========     ===========       ===========        ==========     ============

                                            11

6.	Changes in net assets available for benefits for the year ended December 31, 1994 were as follows:


                             IDS        IDS FEDERAL      IDS        IDS MANAGED
                           DISCOVERY       INCOME    INTERNATIONAL   RETIREMENT    IDS MUTUAL
                          FUND, INC.    FUND, INC.     FUND, INC.     FUND, INC.   FUND, INC.
                          ---------     ---------      ---------    ---------     ----------
ADDITIONS
Contributions:
     Employer	            $      --     $      --      $      --    $      --     $      --
     Employee               751,055       279,853        931,299     1,258,283     1,034,002

Investment income:
     Interest income         24,764        10,538          22,015      31,063        28,103
     Dividend income          6,525        47,401         303,343     529,673       403,617

Net (depreciation)
   appreciation             (223,279)      (49,127)       (473,877)   (827,477)    (539,100)

Transfers, net              (266,845)     (223,086)      1,751,793     642,164     (578,667)
                           ---------     ---------      ----------   ---------     --------
Total additions              292,220        65,579       2,534,573   1,633,706      347,955
                           ---------     ---------      ----------   ---------     --------
DEDUCTIONS
 Withdrawals and
   terminations              (137,779)    (115,911)       (124,119)   (362,053)    (346,966)
                            ---------     --------       ---------    ---------    --------
NET INCREASE                  154,441      (50,332)      2,410,454    1,271,653         989

 NET ASSETS AVAILABLE
 FOR BENEFITS:
    Beginning of year       2,799,457      899,972       2,340,570    5,214,541   4,505,726
                           ----------     --------      ----------   ----------  ----------
    End of year            $2,953,898     $849,640      $4,751,024   $6,486,194  $4,506,715
                           ==========     ========      ==========   ==========  ==========
                                 AMERICAN                     RHONE-POULENC   PARTICIPANTS'
  IDS NEW         IDS TRUST    EXPRESS TRUST     INTEREST       RORER INC.     PROMISSORY
 DIMENSIONS      COLLECTIVE    EQUITY INDEX    ACCUMULATION   COMMON STOCK        NOTES          COMBINED
 FUND ,INC.   EQUITY INDEX II      FUND I        ACCOUNT         ACCOUNT         ACCOUNT         ACCOUNTS
- -----------     ----------       ---------      ----------      ----------     ----------     -----------

 $      --      $      --        $      --      $      --       $7,377,891     $       --     $ 7,377,891
  1,752,170        (3,512)       1,413,438       5,381,141       2,581,446	            --      15,379,175


     45,828         4,932           49,227       6,793,918         100,949             --      7,111,337
    336,515        32,146          464,203              --       1,287,578             --      3,411,001


   (565,548)      565,023         (853,286)        (23,899)        264,050              --  (2,726,520)

     47,827   (19,308,225)      17,400,797         988,960        (908,410)        453,692           --
- -----------   -----------       ----------      ----------      ----------     -----------   ----------
  1,616,792   (18,709,636)      18,474,379      13,140,120      10,703,504         453,692   30,552,884
- -----------   -----------       ----------      ----------      ----------     -----------   ----------

   (276,247)     (138,528)        (874,734)     (4,674,361)     (1,620,508)            --   (8,671,206)
- -----------   -----------       ----------      ----------      ----------     -----------  -----------
  1,340,545   (18,848,164)      17,599,645       8,465,759       9,082,996        453,692    21,881,678


  6,307,694    18,848,164               --      80,466,959      38,792,931      6,609,435   166,785,449
- -----------   -----------       -----------    -----------     -----------     ----------  ------------
 $7,648,239   $        --       $17,599,645    $88,932,718     $47,875,927     $7,063,127  $188,667,127
===========   ===========       ===========    ===========     ===========     ==========  ============

Transfers include new loans issued of $2,843,165 and repayments of $2,150,240.

</TABLE)
                                            12

Changes in net assets available for benefits for the year ended December 31, 1993 were as follows:
                                      IDS         IDS FEDERAL     IDS         IDS MANAGED
                                   DISCOVERY        INCOME    INTERNATIONAL   RETIREMENT  IDS MUTUAL
                                  FUND INC.       FUND, INC.   FUND, INC.      FUND, INC.  FUND, INC.
                                 ----------     -----------    ------------  ------------  ------------
ADDITIONS
Contributions:
     Employer                    $      --      $      --      $      --     $      --     $      --
     Employee                       563,405       284,172         292,138      952,600       873,397

Investment income:
     Interest income                 15,639         8,834           6,238       19,560        18,415
     Dividend income                103,892        65,091          53,565      409,422       355,467

Net (depreciation)
   appreciation                      114,570       (31,989)         228,403      128,591      (44,441)

Transfers, net                     2,042,215        642,718        1,862,676   3,858,036    3,428,676
                                  ----------        -------        ---------   ---------    ---------
Total additions                    2,839,721        968,826        2,443,020   5,368,209    4,631,514
                                  ----------        -------        ---------   ---------    ---------
DEDUCTIONS
    Withdrawals and
    termination                       40,264          68,854         102,450     153,668      125,788
                                  ----------         -------       ---------   ---------    ---------
NET INCREASE                       2,799,457         899,972       2,340,570   5,214,541    4,505,726

 NET ASSETS AVAILABLE
 FOR BENEFITS
     Beginning of year                   --               --               --         --           --
                                  ----------        --------       ----------  ----------  ----------
     End of year                  $2,799,457        $899,972       $2,340,570  $5,214,541  $4,505,726
                                  ==========        ========       ==========  ==========  ==========
                                                     RHONE-POULENC     PARTICIPANTS'
   IDS NEW          IDS TRUST        INTERESTS        RORER INC.        PROMISSORY
  DIMENSIONS        COLLECTIVE      ACCUMULATION     COMMON STOCK          NOTES           COMBINED
  FUND INC.      EQUITY INDEX II      ACCOUNT       & CVR ACCOUNTS        ACCOUNT          ACCOUNTS
- -----------        ----------        ---------        ----------        -----------      -----------
$      --          $      --        $      --         $6,188,047        $      --        $ 6,188,047
 1,232,533          1,759,057        5,519,331         3,619,814               --         15,096,447


    29,541             61,618        6,656,249           113,645               --          6,929,739
   296,726            478,739               --           960,951               --          2,723,853


   216,049          1,287,334               --       (10,432,156)               --        (8,533,639)

 4,780,146         (5,135,935)      (9,052,492)       (4,847,322)         2,421,282               --
- ----------        -----------        ---------         ---------         ----------      -----------
 6,554,995         (1,549,187)       3,123,088        (4,397,021)         2,421,282       22,404,447
- ----------        -----------        ---------         ---------         ----------      -----------

   247,301            771,935        3,760,766         1,220,601                 --        6,491,627
- ----------        -----------        ---------        ----------         ----------      -----------
 6,307,694         (2,321,122)        (637,678)       (5,617,622)         2,421,282       15,912,820


        --         21,169,286        81,104,637       44,410,553          4,188,153      150,872,629
- ----------        -----------       -----------      -----------         ----------     ------------
$6,307,694        $18,848,164       $80,466,959      $38,792,931         $6,609,435     $166,785,449
==========        ===========       ===========      ===========         ==========     ============

Transfers include new loans issued of $4,017,459 and repayments of $1,596,177.

                                                                  ITEM 27 (a)

                          RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                       SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                    at December 31, 1994

Party-
  in-
interest    Identity of Issue                Description of Investment                         Cost       Current Value
- --------   --------------------------        ----------------------------------            -----------    --------------
  N/A      IDS Discovery Fund, Inc.          Equity mutual fund
                                             (260,276 units at $11.104 per unit)             $2,973,045     $2,890,101

  N/A      IDS Federal Income Fund, Inc.     Fixed income mutual fund
                                             (174,199 units at $4.775 per unit)                 889,579        831,800

  N/A      IDS International Fund, Inc.      Equity mutual fund
                                             (462,314 units at $9.465 per unit)               4,678,769      4,375,798

  N/A      IDS Managed Retirement Fund,      Balanced mutual fund
           Inc.                              (617,573 units at $10.345 per unit)              7,091,951      6,388,793

  N/A      IDS Mutual, Inc.                  Balanced mutual fund
                                             (402,014 units at $11.021 per unit)              4,979,749      4,430,597

  N/A      IDS New Dimensions Fund, Inc.     Equity mutual fund
                                             (540,153 units at $13.289 per unit)              7,567,735      7,178,093

  N/A      American Express Trust Equity     Equity Index Account
           Index Fund I                      (1,437,629 units at $12.169 per unit)           18,227,188     17,494,513

   *       Rhone-Poulenc Rorer Inc. Common   Rhone-Poulenc Rorer Inc. Common Stock
           Stock                             (1,282,833 shares at $36.50 per share)          50,593,910     46,823,405

  N/A      Aetna Group Deferred Annuity      Interest Accumulation Account
           Contract                          (Interest rate of 9.05%; matures 10/2/97)       35,930,628     52,282,806

  N/A      John Hancock Group Deferred       Interest Accumulation Account
           Annuity Contracts                 (Interest rates of 5.56% and 8.92%;
                                             mature 1/31/98)                                 8,500,000     10,968,638

  N/A      The Prudential Group Deferred     Interest Accumulation Account
           Annuity Contract                  (Interest rate of 6.52%; matures 12/30/2000)    11,500,000     13,582,441

  N/A      New York Life Group Deferred      Interest Accumulation Account
           Annuity Contract                  (Interest rate of 5.53%; matures 1/15/2000)     10,742,000     11,260,365

  N/A      American Express Trust Income     Income fund                                        432,731        431,833
           Fund II

  N/A      American Express Trust Money      Money market fund                                  300,178        300,178
           Market Fund I

  N/A      Participant Promissory Notes      Participant loans                                       --      7,063,127
                                                                                           -------------  -------------
                                                                                           $164,407,463   $186,302,488
                                                                                           =============  =============

                                                               ITEM 27 (a)

                                      RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                         SCHEDULE OF ASSETS BOTH ACQUIRED AND
                                          DISPOSED OF WITHIN THE PLAN YEAR
                                        For the Year Ended December 31, 1994

                                                                                            Costs of        Proceeds of
        Identity of Issue                            Description of Asset                 Acquisitions      Dispositions
- ------------------------------           ----------------------------------------        -------------       -------------
IDS Federal Income Fund, Inc             Fixed income mutual fund, 87,487 units           ($453,968)         $  428,388

IDS Discovery Fund, Inc                  Equity mutual fund, 102,562 units               (1,189,997)          1,146,764

IDS International Fund Inc.              Equity mutual fund, 73,434 units                  (728,857)            760,845

IDS Managed Retirement Fund Inc.         Balanced mutual fund, 108,887 units             (1,263,178)          1,239,870

IDS Mutual, Inc.                         Balanced mutual fund, 124,565 units             (1,567,809)          1,504,560

IDS New Dimensions Fund, Inc.            Equity mutual fund, 119,962 units               (1,682,131)          1,678,787

John Hancock Group Deferred              5.56% deferred annuity contract maturing
Annuity Contract                         1/31/98, 280,446 face amount                      (280,446)            273,000

New York Life Group Deferred Annuity     5.53% deferred annuity contract maturing
Contracts                                1/15/2000, 2,805,000 face amount                (2,805,000)          2,805,000

Rhone-Poulenc Rorer Common Stock         70,750 common shares                            (2,824,570)          2,513,681

American Express Trust Income Fund II    Income fund, 579,176 units                      (8,265,942)          8,266,921

American Express Trust Equity Index
Fund I                                   Equity index account, 227,567 units             (2,850,493)          2,727,800

IDS Trust Collective Equity Index II     Equity index account, 13,731 units                (192,533)            192,533

American Express Trust Money Market
Fund I                                   Money market fund, 27,484,385 face amount       (27,484,385)         27,484,385

Participant Promissory Notes             Participant loans of $2,399,174 at interest rates
                                         of 6.75% to 8.50%                                      --                  --

                                                                                        --------------       ------------
                                                                                        ($51,589,309)        $51,022,534
                                                                                        ==============       ============

                                                                   ITEM 27 (d)

                                     RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                        SCHEDULE OF REPORTABLE TRANSACTIONS
                                       for the Year Ended December 31, 1994

  Identity of
     Party                                       Number of   Net Purchase Net Selling                   Current    Net Gain
	  Involved          Description of Asset      Transactions  		Price    		  Price	   	   Cost	          Value	     or (Loss)
- ----------------     ------------------------    ---------    -----------  ----------   -----------   -----------   ---------
Single transactions exceeds 5% of value

IDS Bank & Trust     Aetna Group Deferred
                     Annuity Contract at
                     9.05%, matures 10/2/97;
                     11,660,708 units                1        $      --  $     1.00   $11,586,505   $11,660,708   $  74,203

IDS Bank & Trust     American Express Trust
                     Equity Index Fund I;
                     1,532,510 units                 1            12.412         --    19,021,509    19,021,509          --

IDS Bank & Trust     IDS Trust Collective Equity
                     Index II; 1,612,258 units       1               --       11.857   16,819,259    19,116,547   2,297,288

IDS Bank & Trust     American Express Trust
                     Money Market Fund I;
                     8,528,888 units                 1             1.00          --     8,528,888     8,528,888          --

Series of transactions with same broker exceeds 5% of value

IDS Bank & Trust     Interest Accumulation
                     Account; Group Deferred        16             1.00          --    16,547,000    16,547,000          --
                     Annuity Contracts at rates
                     from 5.58% to 9.05%;            9               --        1.00    14,664,505    14,738,708      74,204
                     maturing 1997-2000
IDS Bank & Trust     Participant Promissory        148             1.00         --      2,818,777     2,818,777          --
                     Notes at interest
                     rates of 6.75% to 8.50%       113               --        1.00     2,386,053     2,386,053          --


                                                                ITEM 27 (d)

                                     RHONE-POULENC RORER EMPLOYEE SAVINGS PLAN
                                         SCHEDULE OF REPORTABLE TRANSACTIONS
                                        for the Year Ended December 31, 1994

Identity                            Number
of Party                            of Trans  Net Purchase         Net Selling                      Current    Net Gain
Involved   Description of Asset     actions       Price              Price               Cost        Value     or (Loss)
- --------   --------------------    --------   ------------         -----------         ---------    ---------  --------
Series of transactions in the same security exceeds 5% of value

IDS Bank   Rhone-Poulenc Rorer         38    $32.375 to $39.500                        $11,613,129   $11,613,129        --
& Trust    Common Stock                29                        $32.375 to $39.500      2,824,568     2,513,681  (310,887)

IDS Bank   American Express Trust      75     13.991 to 14.532                           8,698,669     8,698,669        --
& Trust    Income Fund II             127                         13.993 to 14.562       8,265,949     8,266,928       979

IDS Bank   American Express Trust      56     11.562 to 12.467                          21,077,680    21,077,680        --
& Trust    Equity Index Fund I        157                         11.049 to 11.288       2,850,505     2,727,808  (122,697)

IDS Bank   IDS Trust Collective         8     11.497 to 11.699                             192,534       192,534        --
& Trust    Equity Index II             26                         11.049 to 11.888      17,148,580    19,473,281 2,324,701

IDS Bank   American Express Trust     161                 1.00                          27,484,389    27,484,389        --
& Trust    Money Market Fund I        239                                      1.00     27,816,170    27,816,170        --

                                                                      17

                                  INDEX TO EXHIBITS





Exhibit No.

      1      Consent of Independent Accountants




























                                                18